FORM N-18F-1

                            NOTIFICATION OF ELECTION


     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Knoxville and state of Tennessee on the 31st day of January, 2000.


IPS FUNDS



By:  /s/ Robert Loest
Name:    Robert Loest
Title:   CEO


Attest:  /s/ Gregory D'Amico
Name:        Gregory D'Amico
Title:       President